Exhibit 1.A.(5)(a)

Monarch Life Insurance Company A stock company located in Springfield, Massachusetts	Variable Life Service Center 146 Chestnut Street Springfield, MA 01103

INSURED	Richard Roe	ISSUE AGE/SEX	35 Male
SINGLE PREMIUM	$100,000	FACE AMOUNT	$369,443
ISSUE DATE	January 1, 1986	POLICY DATE	January 1, 1986
POLICY NUMBER	Specimen	UNDERWRITING CLASS	Standard-Medical

Modified Single Premium Variable Life Insurance Policy

This policy is a legal contract between its owner and us. Please read it carefully. In this policy, the word you refers to the insured shown in the Policy Schedule. We refers to Monarch Life Insurance Company.

Death Benefit Provided by This Policy

We will pay the death benefit proceeds to the beneficiary when we receive proof of your death. For details on death benefit proceeds and the Guarantee Period see Insurance Benefits.

During the first policy processing period, the death benefit equals this policy’s face amount. Afterwards, the death benefit may increase or decrease on each policy processing date, depending on the policy’s investment results. During the Guarantee Period it will never be less than the policy’s face amount.

Cash Value Benefits Provided by This Policy

During your lifetime while this policy is in effect, we provide cash value benefits and other important rights as described in this policy. Subject to our rules, the owner may make additional payments under this policy. See Additional Payment Option for details.

The cash value may increase or decrease on any day, depending on the investment results for this policy. No minimum amount is guaranteed. See Policy Benefits for the Owner for information on cash values.

Investment Results for This Policy

The owner can allocate this policy’s total investment base among investment divisions. Each division invests in a designated investment portfolio. Cash values and death benefits increase or decrease depending on the investment experience of the divisions, the allocation of the policy’s investment base among the divisions and the timing and amount of any additional payments. See How Variable Life Insurance Works for details.

Right to Examine This Policy

This policy may be returned on or before the end of the free look period. That period ends on the later of:

•       10 days after the owner receives the policy; or

•       45 days after the owner completes part 1 of the application.

Mail or deliver the policy to us or to the agent who sold it. The returned policy will be treated as if we never issued it. We’ll promptly pay the sum of (a) the difference between the single premium paid and the amount allocated to the separate account and (b) the policy’s total investment base as of the date we receive the policy. Or, if required in the applicable state, we’ll promptly return the single premium paid.

	“Signature Appears Here”	“Signature Appears Here”
	Secretary	President

Modified Single Premium Variable Life Insurance Policy	Variable life insurance payable upon death of insured. Death benefit subject to guaranteed minimum during Guarantee Period. Guaranteed minimum is policy’s face amount, Single premium. Additional payment option. Non-participating. Investment results reflected in policy benefits.

SP86

Policy Contents

Policy Schedules

Policy Facts	Policy Schedule 1

Charges and Fees for This Policy	2

Table of Net Single Premium Factors	3

Table of Guaranteed Maximum Mortality Rates	4

The Separate Account	5

Introduction to this Policy	Page 3

How Variable Life Insurance Works	4

Policy Benefits for the Owner	8

Insurance Benefits	11

Choosing an Income Plan	13

Other Important Information	16

A copy of the application(s) and any additional benefit riders and endorsements are at the back of this policy

Policy Schedules	The Policy Schedules come right after this page. They give specific facts about this policy and its coverage. Please refer to them while reading this policy.

SP86

Policy Schedule 1

INSURED	Richard Roe	ISSUE AGE/SEX	35 Male
SINGLE PREMIUM	$100,000	FACE AMOUNT	$369,443
ISSUE DATE	January 1, 1986	POLICY DATE	January 1, 1986
POLICY NUMBER	Specimen	UNDERWRITING	Standard-Medical
CLASS

POLICY FACTS

Owner	Owner of this policy on the issue date is Mary Roe.

Policy Processing Date	Policy processing dates are the policy date and the days when we deduct charges and recalculate death benefits and are on the same day of the month as the policy date at the end of each successive 3 month period.

Policy Processing Period	A policy processing period is the period between successive policy processing dates.

Investment Base —	Maximum number of divisions to be allocated at any one time: 5
Allocation Information	Allocation of total investment base on policy date is as follows:

Money Reserve	$25,000	1990 Trust	$10,000
1991 Trust	$20,000	1993 Trust	$20,000
1995 Trust	$25,000	Total	$100,000

Maximum number of allocation changes per policy year: 5

Maturity Date of an Investment Division	On the maturity date of an investment division, amounts in that division will be allocated to the Money Reserve Division, unless otherwise specified by the owner.

Additional Payment Option	Maximum attained age of insured is 80 Payment permitted per policy processing period: 1 Minimum payment is $1,000 Maximum payment is $25,000

Policy Loan	Minimum loan amount is $1,000 (except when used to pay premiums on another Monarch Variable Life Insurance Policy) Minimum repayment amount is $1,000
Loan interest rate is 4.75% per year

Guarantee Period	The Guarantee Period is for the life of the insured.

Grace Period	The Grace Amount is 3 times the charges which were due on the policy processing date on which we determined that the cash value was insufficient.

Interest Rate and Mortality Table used in Our Computations	Computations of cash values, tabular values, present values, net single premiums and net single premium factors are based on: • 1980 CSO Mortality Table (Male) • interest at 4% per year

Policy Riders, if any	Special Allocation Rider

• designated division is Money Reserve

• Base Amount is $1,000

SCH1(86)-S	Policy Schedule 1

Policy Schedule 2

INSURED	Richard Roe	ISSUE AGE/SEX	35 Male
SINGLE PREMIUM	$100,000	FACE AMOUNT	$369,443
ISSUE DATE	January 1, 1986	POLICY DATE	January 1, 1986
POLICY NUMBER	Specimen	UNDERWRITING CLASS	Standard-Medical

CHARGES AND FEES FOR THIS POLICY

Premium Loading Deducted Before Allocation	Single Premium: • none Additional Payments: • none

Basic Policy Charges and Fees Deducted from The Investment Base

Mortality Cost:

•       guaranteed maximum mortality rates per $1,000 are shown in Policy Schedule 4

Administrative Fees:

•       none

Transaction Fees:

•       none

Annual Recovery of Deferred Policy Loading:

•       .70% of single premium deducted annually on the first through tenth policy anniversaries

•       .65% of each additional payment deducted annually on the first through tenth policy anniversaries following receipt and acceptance of the payment

Loan Charge:

•       maximum of .75% of policy debt deducted annually

Charges Deducted from Divisions in Separate Account

Asset Charge:

•       daily charge of .001373% (equivalent to .50% annually in advance) deducted from Money Reserve Division

•       daily charge of .001649% (equivalent to .60% annually in advance) deducted from all divisions other than Money Reserve Division

Trust Charge:

•       daily charge of .00686% (equivalent to .25% annually in advance)

We reserve the right to increase the Trust Charge, but in no event above .001373% (equivalent to .50% annually in advance).

Rider Charges	None

SCH2(86)-S	Policy Schedule 2

Policy Schedule 2

(Continued)

Deferred Policy Loading	The amount of Deferred Policy Loading applicable during a policy year is deducted from this policy’s investment base in calculating its cash value.

• Single Premium

The amount of the Deferred Policy Loading attributable to the single premium is:

During Policy Year	As % of Single Premium	During Policy Year	As % of Single Premium
1	7.00%	6	3.50%
2	6.30	7	2.80
3	5.60	8	2.10
4	4.90	9	1.40
5	4.20	10.70
		11+	0

Policy year is measured from the Policy Date. • Additional Payment The increase in the amount of the Deferred Policy Loading attributable to an additional payment is:

During Policy Year	As % of Each Additional Payment	During Policy Year	As % of Each Additional Payment
1	6.50%	6	3.25%
2	5.85	7	2.60
3	5.20	8	1.95
4	4.55	9	1.30
5	3.90	10.65
		11+	0

Policy year is measured from the date we receive and accept an additional payment.

SCH2(86)-S	Policy Schedule 2

Policy Schedule 3

TABLE OF NET SINGLE PREMIUM FACTORS (MALE)

(Attained Age Factors Per $1.00 of Cash Value)

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0	11.49954	25	5.50509	50	2.47280	75	1.35450
1	11.55535	26	5.33504	51	2.40079	76	1.33241
2	11.23469	27	5.16769	52	2.33165	77	1.31168
3	10.91107	28	5.00375	53	2.26536	78	1.29216
4	10.59210	29	4.84355	54	2.20187	79	1.27361
5	10.27644	30	4.68735	55	2.14114	80	1.25595
6	9.96314	31	4.53535	56	ILLEGIBLE	81	1.23914
7	9.65251	32	4.38789	57	2.02741	82	1.22318
8	9.34405	33	4.24484	58	1.97410	83	1.20815
9	9.04077	34	4.10644	59	1.92297	84	1.19413
10	8.74432	35	3.97251	60	ILLEGIBLE	85	1.18111
11	8.45451	36	3.84320	61	1.82682	86	1.16906
12	8.17528	37	3.71858	62	ILLEGIBLE	87	1.15789
13	7.90826	38	3.59842	63	1.73865	88	1.14745
14	7.65521	39	3.48286	64	1.69753	89	1.13738
15	7.41620	40	3.37166	65	1.65835	90	1.12783
16	7.19114	41	3.26477	66	1.62103	91	1.11802
17	6.97837	42	3.16226	67	1.58549	92	1.10832
18	6.77599	43	ILLEGIBLE	68	1.55152	93	1.09816
19	6.58198	44	ILLEGIBLE	69	1.51904	94	1.08730
20	6.39386	45	2.87778	70	1.48796	95	1.07444
21	6.21002	46	2.79033	71	1.45828	96	1.06049
22	6.02991	47	2.70629	72	1.43002	97	1.04937
23	5.85240	48	2.62543	73	1.40327	98	1.03093
24	5.67762	49	2.54758	74	1.37811	99	1.01510
						100	1.00000

Factors shown are based on the insured’s attained age as of each policy anniversary.

The Net Single Premium Factor on a date during a policy year is determined by interpolating between the factors for the policy anniversaries immediately preceding and immediately following that date.

SCH3(86)-S	Policy Schedule 3

Policy Schedule 4

TABLE OF GUARANTEED MAXIMUM MORTALITY RATES (MALE)

(Attained Age Quarterly Rates per $1,000 of Net Amount at Risk)

Attained Age	Rate	Attained Age	Rate	Attained Age	Rate	Attained Age	Rate
0	1.05	25	0.44	50	1.68	75	16.72
1	0.27	26	0.43	51	1.83	76	18.45
2	0.25	27	0.43	52	2.00	77	20.27
3	0.25	28	0.43	53	2.19	78	22.15
4	0.24	29	0.43	54	2.40	79	24.15
5	0.23	30	0.43	55	2.63	80	26.36
6	0.21	31	0.44	56	2.89	81	28.84
7	0.20	32	0.46	57	3.15	82	31.67
8	0.19	33	0.48	58	3.43	83	34.91
9	0.19	34	0.50	59	3.73	84	38.50
10	0.18	35	0.53	60	4.06	85	42.37
11	0.19	36	0.56	61	4.43	86	46.45
12	0.21	37	0.60	62	4.86	87	50.72
13	0.25	38	0.65	63	5.34	88	55.16
14	0.29	39	0.70	64	5.87	89	59.79
15	0.33	40	0.76	65	6.46	90	64.68
16	0.38	41	0.82	66	7.09	91	69.95
17	0.42	42	0.89	67	7.76	92	75.82
18	0.45	43	0.97	68	8.47	93	82.63
19	0.47	44	1.05	69	9.25	94	91.64
20	0.48	45	1.14	70	10.13	95	105.27
21	0.48	46	1.23	71	11.13	96	129.03
22	0.47	47	1.33	72	12.28	97	177.60
23	0.47	48	1.44	73	13.61	98	307.77
24	0.46	49	1.56	74	15.10	99	333.33

Rates shown are based on the insured’s attained age as of each policy anniversary. They do not change during a year.

SCH4(86)-S	Policy Schedule 4

Policy Schedule 5

THE SEPARATE ACCOUNT

The Separate Account	The Separate Account is Variable Account A which is organized in and governed by the laws of the Commonwealth of Massachusetts, our state of domicile. The Separate Account is divided into investment divisions.

Investment Divisions Investing in Shares of a Mutual Fund	Each investment division listed below invests in shares of the mutual fund portfolio designated. Each portfolio is a part of the Merrill Lynch Series Fund, Inc., managed by Merrill Lynch Asset Management, Inc., which is a subsidiary of Merrill Lynch & Co., Inc.

MONEY RESERVE DIVISION	MONEY RESERVE PORTFOLIO
	Objective	• Preservation of capital, liquidity and a high level of current income consistent with these objectives.

Investments

•     Money market instruments including: short term U.S. government securities, government agency securities, bank money instruments, prime commercial paper and high grade short term corporate obligations.

	Term	• Substantially all issues maturing in less than 1 year.

GOVERNMENT	INTERMEDIATE GOVERNMENT BOND PORTFOLIO
BOND DIVISION	Objective	• Above average income while protecting principal.

	Investments	• Debt securities of the U.S. government or its agencies.

	Term	• Generally securities maturing in an average of 6 to 8 years. Maximum maturity will not exceed 15 years.

CORPORATE	LONG TERM CORPORATE BOND PORTFOLIO
BOND DIVISION	Objective	• High current income.

	Investments	• Primarily fixed income corporate securities including high and low rated investment grade bonds.

	Term	• Generally corporate bonds maturing in more than 15 years.

CAPITAL STOCK	CAPITAL STOCK PORTFOLIO
DIVISION	Objective	• Long term growth of capital and income, plus reasonable current income.

	Investments	• Common stocks of good or improving quality thought to be undervalued. Cash reserves including government and money market securities will be used as management considers appropriate.

GROWTH STOCK	GROWTH STOCK PORTFOLIO
DIVISION	Objective	• Above average long term growth. Current income not major consideration.

	Investments	• Primarily common stocks of aggressive growth companies considered to have special growth potential.

SCH5A(86)-SAF	Policy Schedule 5

Policy Schedule 5

(Continued)

MULTIPLE STRATEGY DIVISION	MULTIPLE STRATEGY PORTFOLIO
	Objective	• Highest total investment return consistent with prudent risk through fully managed investment policy.

	Investments	• May, at any given time, be substantially invested in equity securities, bonds and notes or money market securities.

Investment Divisions Investing In Units Of A Unit Investment Trust	Each investment division listed below invests in units of a unit investment trust. Each trust is a part of the Merrill Lynch Fund of Stripped (“Zero”) U.S. Treasury Securities, Series A and B, and is sponsored by Merrill Lynch, Pierce, Fenner & Smith Inc., which is a subsidiary of Merrill Lynch & Co., Inc.

The objective and investments listed below apply to all trusts. The maturity date is specified for each.

	Objective	• To provide safety of capital and a high yield to maturity.

Investments

•     Bearer debt obligations of the United States of America which have been stripped of their unmatured interest coupons, coupons stripped from debt obligations of the United States of America and receipts and certificates for such stripped debt obligations and stripped coupons.

	Maturity Date	• The Divisions have the following fixed maturity dates.

DIVISION	MATURITY DATE
1988 TRUST	August 15, 1988
1989 TRUST	February 15, 1989
1990 TRUST	November 15, 1990
1991 TRUST	August 15, 1991
1992 TRUST	May 15, 1992
1993 TRUST	November 15, 1993
1994 TRUST	August 15, 1994
1995 TRUST	November 15, 1995
2001 TRUST	February 15, 2001
2003 TRUST	August 15, 2003
2005 TRUST	February 15, 2005

NOTE:	PLEASE REFER TO THE PROSPECTUSES FOR THE POLICY, THE MERRILL LYNCH SERIES FUND, INC., AND THE MERRILL LYNCH FUND OF STRIPPED (“ZERO”) U.S. TREASURY SECURITIES, SERIES A AND B, FOR MORE DETAILS.

SCH5A(86)-SAF	Policy Schedule 5

Introduction to This Policy

This policy insures your life. You are also the owner of this policy unless another owner has been named in the application. The owner is shown in Policy Schedule 1. If someone else is named as owner, that person has the rights and options described in this policy.

This Policy Is A Contract	This policy is a contract between its owner and us. We provide insurance coverage and other benefits as stated in this policy. We do this in return for a completed application and payment of a single premium.

Whenever we use the word policy, we mean the entire contract. The entire contract consists of:

• the basic policy; • the attached copy of the initial application; • all subsequent applications to change the basic policy; and • any riders or endorsements.

Riders and endorsements add provisions or change the terms of the basic policy.

Dates and Ages Referred to in This Policy	The following dates and the issue age are shown in Policy Schedule 1.
Date of Issue

This is the date this policy is issued at our Service Center. The contestable and suicide periods are measured from this date.

Policy Date

This date is used to determine policy processing dates, policy years and anniversaries. The policy date may or may not be the same as the date of issue.

Issue Age

This is the age we use to determine the single premium for this policy. It is your age on your birthday nearest the policy date.

Attained Age

This is your issue age plus the number of full years elapsed since the policy date.

Right to Name A Contingent Owner	If you are not the owner, the owner may name a contingent owner. The owner may want to do this in case he or she dies before you. Ownership of this policy would then pass to the contingent owner. If there’s no contingent owner, ownership would pass to the deceased owner’s estate.

The Beneficiary	The beneficiary is the person to whom we pay the proceeds upon your death. We pay the proceeds to the primary beneficiary. If the primary beneficiary (whether or not irrevocable) has died, the proceeds are paid to any contingent beneficiary. If there is no surviving beneficiary, we pay the proceeds to your estate. Two or more persons may be named as primary beneficiaries or contingent beneficiaries. In that case we will assume the proceeds are to be paid in equal shares to the surviving beneficiaries. The owner can specify other than equal shares. The owner reserves the right to change beneficiaries unless the designation of the primary beneficiary has been made irrevocable. If an irrevocable beneficiary has been designated, the owner and irrevocable beneficiary must act together to exercise the rights and options under this policy.

Change of Owner or Beneficiary	During your lifetime the owner can transfer ownership of this policy and change the beneficiary. To do this, the owner must send us written notice of the change in a form satisfactory to us. The change will take effect as of the day the notice is signed. But the change will not affect any payment made or action taken by us before receipt of the notice of the change at our Service Center.

Sending Notice to Us	Any written notices or requests should be sent to our Service Center. The address is shown on the front of this policy. Please include your name, policy number, and, if another owner has been named, the name of the owner.

SP86

How Variable Life Insurance Works

The Separate Account

The variable life insurance benefits under this policy are provided through investments we make in the separate account designated in Policy Schedule 5. This account is kept separate from our general account and any other separate accounts we may have. It is used to support variable life insurance policies and may be used for other purposes permitted by applicable laws and regulations. We own the assets in the separate account. Assets equal to the reserves and other liabilities of the account won’t be charged with liabilities that arise from any other business we conduct. But we may transfer to our general account assets which exceed the reserves and other liabilities of the separate account.

The separate account will invest in mutual funds, unit investment trusts and other investment portfolios which we determine to be suitable for this policy’s purposes. The separate account is treated as a unit investment trust under Federal securities laws. It is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940.

The separate account is also governed by state laws as designated in Policy Schedule 5. Income, realized and unrealized gains or losses from assets in the separate account are credited to or charged against the account without regard to other income, gains or losses in our other investment accounts.

Investment Divisions

The separate account is divided into investment divisions. Each investment division invests in a designated investment portfolio. The divisions and the investment portfolios in which they invest are specified in Policy Schedule 5. Some of the portfolios designated may be managed by a separate investment adviser. Such adviser is registered under the Investment Advisers Act of 1940.

Each investment division will be valued at the end of each valuation period. A valuation period is each business day together with any non-business days before it. A business day for a division is any day the New York Stock Exchange (NYSE) is open for trading, or any day in which the SEC requires that the mutual funds, unit investment trusts or other investment portfolios be valued.

Changes Within The Separate Account

We may from time to time make additional investment divisions available to you. These divisions will invest in investment portfolios we find suitable for this policy. We also have the right to eliminate investment divisions from the separate account, to combine two or more investment divisions, or to substitute a new portfolio for the portfolio in which an investment division invests. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of this policy. This may happen due to a change in laws or regulations, or a change in a portfolio’s investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. We would get prior approval from the insurance department of our state of domicile before making such a substitution. This approval process is on file with the insurance department of the jurisdiction in which this policy is delivered. We would also get prior approval from the SEC and any other required approvals before making such a substitution.

We reserve the right to transfer assets of the separate account, which we determine to be associated with the class of policies to which this policy belongs, to another separate account.

When permitted by law, we reserve the right to: • deregister the separate account under the Investment Company Act of 1940;

SP86

Changes Within The Separate Account (Continued)

•   operate the separate account as a management company under the Investment Company Act of 1940;

•   restrict or eliminate any voting rights of policyowners, or other persons who have voting rights as to the separate account; and

•   combine the separate account with other separate accounts.

Right to Exchange Policy

The owner may exchange this policy for a policy with benefits that do not vary with the investment results of a separate account if:

•   there is a change in an investment adviser of any portfolio; or

•   there is a material change in the investment objectives or restrictions of any portfolio in which the investment divisions invest.

We will notify the owner if there is any such change. The owner will be able to exchange this policy within 60 days after our notice or the effective date of the change, whichever is later. No evidence of insurability is required on exchange.

Total Investment Base	The total investment base is the amount that this policy provides for investment at any time. It is the sum of the investment base in each of the investment divisions. The owner selects the divisions to which to allocate the total investment base. The maximum number of divisions to which the total investment base may be allocated at any one time is shown in Policy Schedule 1.

Investment Base in Each Investment Division

On The Policy Date

On the policy date, the total investment base is allocated among the divisions as shown in Policy
Schedule 1.

On Each Subsequent Policy Processing Date

As of each subsequent policy processing date, the investment base in each division is an amount calculated as follows:

(1)    We take the investment base in the division on the preceding policy processing date.

(2)    We multiply (1) by the division’s net rate of return for the period.

(3)    We add (1) and (2).

(4)    We subtract from (3) the amounts allocated to that division for:

(a)    mortality cost;

(b)    any administrative fees;

(c)    any other fees we describe in Policy Schedule 2; and

(d)    the cost of any benefits provided by riders to this policy.

If a policy processing date is on a policy anniversary, we also subtract:

(a)    any annual recovery of deferred policy loading; and

(b)    any net loan cost.

All amounts in (4) will be allocated to each division in the proportion that (3) bears to the total investment base.

(5)    If the charges in (4) exceed the amount in (3), we will set the investment base in each division to zero. Such excess will be considered as an overdue charge as of such policy processing date.

During A Policy Processing Period

On a date during a policy processing period, the investment base in each division is determined as follows:

SP86

Investment Base in Each Investment Division (Continued)

(1)    We take the investment base in that division on the preceding policy processing date.

(2)    We multiply (1) by that division’s net rate of return for the period from the preceding policy processing date to the date of the calculation.

(3)    We add (1) and (2).

Charges Deducted from Investment Base on Each Policy Processing Date After the Policy Date

Mortality Cost

We will determine the mortality cost on each policy processing date after the policy date as follows:

(1)    We determine the policy’s net amount at risk as of the previous policy processing date, which is equal to:

(a)    the death benefit as of such previous policy processing date, less

(b)    the cash value as of such previous policy processing date.

(2)    We adjust (1) for interest at the rate used in our computations which is shown in Policy Schedule 1 to reflect that:

(a)    we assume claims are paid immediately upon the death of the insured, and

(b)    we deduct the mortality cost at the end of a policy processing period.

(3)    We divide (2) by $1,000.

(4)    We determine the current mortality rate per $1,000 based on the insured’s sex, attained age, underwriting class and the value of (3) above.

(5)    We multiply (3) by (4).

In no event, will (5) be greater than the amount determined by substituting the tabular value as of the previous policy processing date for the amount of cash value in (1)(b) above and the guaranteed maximum mortality rate per $1,000 for the current mortality rate per $1,000 in (4).

We may change the current mortality rates per $1,000 from time to time. Any change in the current rates will be as described in Changes in Policy Cost Factors. They will never be more than the guaranteed maximum mortality rate per $1,000 shown in Policy Schedule 4.

Other Deductions

Administrative and other fees and the annual recovery of deferred policy loading are shown in Policy Schedule 2. The annual recovery of deferred policy loading will be increased if additional payments are made. See Additional Payment Option. The net loan cost is described in the Policy Loan provision. The cost of any benefits from riders is shown in Policy Schedule 2.

Policy Loans and Additional Payments Will Change Our Calculations

A policy loan reduces the total investment base, while repayment of a policy loan or any additional payment will cause an increase in the total investment base. Policy loans or additional payments will be allocated to investment divisions in accordance with the owner’s instructions. See Policy Benefits for The Owner for details on policy loans and additional payments.

The amounts allocated to an investment division during a policy processing period will be credited with or charged with the division’s net rate of return from the date of allocation to the next policy processing date.

Owner’s Right to Change Allocation of Total Investment Base	The owner can change the allocation of the total investment base among the investment divisions. The number of changes each year that we will allow is shown in Policy Schedule 1. To make a change, the owner must provide us with satisfactory notice at our Service Center. The change will take effect when we receive the notice. Our calculations will reflect the change.

SP86

What Happens on The Maturity Date of An Investment Division

If part of the investment base is allocated to an investment division that has a maturity date then, unless otherwise specified by the owner, the amounts in that division as of the maturity date will be allocated to the investment division designated for that purpose in Policy Schedule 1.

We will notify the owner 90 days in advance of the maturity date. To elect an allocation to other than the division designated in Policy Schedule 1 the owner must provide satisfactory notice to us at least 7 days prior to the maturity date. The allocation on a maturity date will not be considered a change in the allocation of the investment base for purposes of the number of changes permitted.

Measurement of Investment Experience

The investment experience of an investment division is determined at the end of each division’s valuation period.

Index of Investment Experience

We use an index to measure changes in each investment division’s experience during a valuation period. We set the index at $10 when the first investments in that division were made. The index for a current valuation period equals the index for the preceding valuation period multiplied by the experience factor for the current period.

How We Determine The Experience Factor

The experience factor for an investment division’s valuation period reflects the investment experience of the portfolio in which the division invests as well as the charges assessed against the division. The factor is calculated as follows:

(1)    We take the net asset value as of the end of the current valuation period of the portfolio in which the division invests.

(2)    We add to (1) the amount of any dividend or capital gains distribution declared during the current valuation period for the investment portfolio. We subtract from that amount a charge for our taxes, if any.

(3)    We divide (2) by the net asset value of the portfolio at the end of the preceding valuation period.

(4)    We subtract the daily Asset Charge shown in Policy Schedule 3 for each day in the valuation period. This charge is to cover expense, mortality and minimum death benefit guarantee risks that we are assuming.

(5)    For any divisions investing in unit investment trusts only, we subtract an additional charge equal to the daily Trust Charge shown in Policy Schedule 3 for each day in the valuation period. This charge is to cover the actual costs incurred in the purchase or sale of units of the trusts.

Calculations for divisions investing in the mutual fund portfolios are made on a per share basis. Calculations for divisions investing in unit investment trusts are on a per unit basis.

Net Rate of Return for An Investment Division

Here’s how we find an investment division’s net rate of return for a valuation period:

(1)    We determine the change in the division’s index from the preceding valuation period to the current valuation period.

(2)    We divide this by the index for the preceding valuation period.

We follow a consistent method for longer periods of time.

SP86

Policy Benefits for The Owner

There are important rights and benefits that are available to the owner of this policy during your lifetime. We discuss some of these rights and benefits in this section.

Additional Payment Option	The owner may make additional payments under this policy after the end of the free look period. To make a payment, the owner must provide us with satisfactory notice at our Service Center. This may be subject to evidence of insurability based on our underwriting rules. Restrictions on additional payments, such as your attained age and the timing and amount of each payment, are shown in Policy Schedule 1. We reserve the right to defer acceptance of or to return any additional payments. Unless otherwise specified by the owner, additional payments will be used first to repay any policy debt and treated as a loan repayment. See Policy Loan.

When an additional payment is to be treated as a premium, here is what happens as of the date we receive and accept the additional payment:

•     The total investment base will increase by the amount of the payment less any premium loading shown in Policy Schedule 2.

•     The increase in the total investment base will be allocated among the investment divisions in accordance with instructions from the owner. If no such instructions are received by us, allocation will be among the investment divisions in proportion to the investment base in each division as of the date we receive and accept the additional payment.

•     The deferred policy loading in the policy year of payment will increase. Such increase will be recovered in level installments from this policy’s investment base. See Policy Schedule 2 for details.

As of the policy processing date on or next following the date of receipt and acceptance of the additional payment:

• The guaranteed benefits will increase. See How we Determine the Guarantee Period and Face Amount. • The Variable Insurance Amount will reflect the additional payment.

If you die prior to the policy processing date on or next following the date of receipt and acceptance of any additional payment, we will return the full amount of any additional payments received during the policy processing period together with the death benefit proceeds determined without taking into account the additional payment.

A confirmation of receipt of the additional payment will normally be sent within 7 days of receipt.

Cash Value Benefits

Cash Value

We calculate the cash value as follows:

On the policy date

The cash value equals the total investment base plus any policy debt less the deferred policy loading for the first policy year.

On each subsequent policy processing date

The cash value equals the total investment base plus the policy debt, less the deferred policy loading for the current policy year. On a policy processing date other than a policy anniversary, we also subtract the pro-rata net loan cost since the last policy anniversary (or since the policy date if during the first policy year).

SP86

Cash Value Benefits (Continued)

On a date during a policy processing period

The cash value equals the total investment base plus the policy debt as of such date, less the pro-rata net loan cost since the last policy anniversary (or since the policy date if during the first policy year), less the deferred policy loading for the current policy year, less the pro-rata mortality cost since the last policy processing date, and less any administrative and other fees which would otherwise be deducted on the next policy processing date.

Surrendering to Receive the Net Cash Value

The owner can surrender this policy at any time and receive its net cash value. The net cash value may be paid in cash or under one or more income plans. See Choosing An Income Plan. The net cash value is the cash value minus any policy debt. To surrender this policy, the owner must return it to our Service Center with a signed request for surrender in a form satisfactory to us. The surrender will take effect on the date this policy and the request are sent to us. The net cash value will vary daily. We will determine the net cash value as of the date we receive this policy and the signed request at our Service Center. We’ll usually pay the net cash value within 7 days. But we may delay payment when we are not able to determine the amount because:

•     the NYSE is closed for trading; or

•     the SEC determines that a state of emergency exists.

Policy Loan

The owner may borrow money from us. This policy will be the only security we require for the loan. A loan may be taken any time this policy is in effect. The owner may repay all or part of the loan at any time while you are living.

Loan Value

The loan value is:

•     75% of the cash value during the first 3 policy years; or

•     90% of the cash value after the first 3 policy years.

The amount of the loan may not exceed the loan value. Any existing policy debt will be deducted from a new loan. The minimum permissible amount of any loan and repayment are shown in Policy Schedule 1.

Interest

The loan interest rate is shown in Policy Schedule 1. Interest accrues (builds up) each day. Interest payments are due at the end of each policy year. If interest isn’t paid when due, it will be added to the amount of the loan. The sum of all outstanding loans plus accrued interest is called the policy debt.

If the policy debt exceeds the larger of the cash value and the tabular value, we will terminate this policy. We will not do this, however, until 61 days after we mail notice of our intent to terminate. We’ll notify, at their last known addresses, the owner and anyone who holds this policy as collateral.

Effect of A Loan

A loan will be transferred out of the separate account, and a repayment will be transferred in. Loans and repayments will be allocated among the investment divisions in accordance with instructions given by the owner. The owner may change that allocation by sending satisfactory notice to us. If no such instructions are on record, the loan or repayment will be allocated in proportion to the investment base in each division as of the date of the loan or repayment.

SP86

Policy Loan (Continued)

A loan, whether or not repaid, will have a permanent effect on the cash values and may have a permanent effect on the death benefits. See How Variable Life Insurance Works. If not repaid, the policy debt will reduce the amount of death benefit proceeds and cash value benefits.

Net Loan Cost

The net loan cost will be calculated as follows:

(1)    We determine the policy debt as of the previous policy anniversary.

(2)    We multiply (1) by the loan charge shown in Policy Schedule 2.

Loans and repayments during a policy year will affect our calculations.

When We Will Make The Loan

We’ll usually loan the money within 7 days after we receive a request satisfactory to us. But we may delay making the loan when we are not able to determine the loan value because:

•     the NYSE is closed for trading; or

•     the SEC determines that a state of emergency exists.

If the loan is to be used to pay premiums on another Variable Life Insurance Policy offered by us, we’ll make the loan immediately.

Assignment — Using This Policy as Collateral Security	The owner can assign this policy as collateral security for a loan or other obligation. This does not change the ownership. But the owner’s rights and any beneficiary’s rights are subject to the terms of the assignment. To make or release an assignment, we must receive written notice, satisfactory to us, at our Service Center. We’re not responsible for the validity of any assignment.

Right to Exchange for Fixed Life Insurance

The owner may exchange this policy for a policy with benefits that do not vary with the investment results of a separate account. The exchange must be elected within 18 months from the dare of issue. No evidence of insurability will be required.

The owner may also exchange this policy under other circumstances. See Changes Within the Separate Account. We’ll issue the new policy on your life after we receive:

•     a proper written request; and

•     this policy.

Other Facts About The New Policy

The new policy’s owner and beneficiary will be the same as those of this policy as of the date of the exchange. The new policy will have the same issue age, issue date, face amount, cash value and underwriting class as this policy. Any policy debt under this policy will be carried over to the new policy.

SP86

Insurance Benefits

Variable Insurance Amount

The Variable Insurance Amount on the policy date equals the cash value as of such date multiplied by the net single premium factor for your issue age. Thereafter, the Variable Insurance Amount will vary on each policy processing date based on the investment results and any additional payments made. The Variable Insurance Amount will be determined as of each policy processing date and will remain constant for the following policy processing period. It will be determined as follows:

(1)    We determine the cash value of the policy as of such date; and

(2)    We multiply (1) by the net single premium factor for your attained age as of such date.

In no event will the Variable Insurance Amount on such policy processing date be less than that required to keep this policy qualified as life insurance under the Federal income tax laws. The table of net single premium factors is shown in Policy Schedule 3.

How We Determine The Guarantee Period and Face Amount

On the Policy Date

The Guarantee Period and face amount on the policy date are shown in Policy Schedule 1. The Guarantee Period and face amount are not affected by investment results nor the allocation of the total investment base among the investment divisions. They will change as described below as a result of additional payments.

When an Additional Payment is Made

The guaranteed benefits will increase as follows:

(1)    We take the immediate increase in cash value resulting from the additional payment.

(2)    We add to (1) interest at the rate used in our computations shown in Policy Schedule 1 for the period from the date we receive and accept the additional payment as a premium to the policy processing date on or next following such date. This is the guarantee adjustment amount.

(3)    If the Guarantee Period prior to payment is less than for life;

The total of the guarantee adjustment amount and the tabular value will be used to calculate a new Guarantee Period. Any part of such total in excess of the amount required to increase the Guarantee Period to the whole of life will be applied as in (4) below.

(4)    If the Guarantee Period is for life;

The guarantee adjustment amount or excess amount from (3) above will be applied as a net single premium for the whole of life to increase the face amount of this policy.

Tabular Value

The tabular value at issue of this policy equals this policy’s cash value. Thereafter, the tabular value equals the present value of future death benefits from the date of calculation to the end of the Guarantee Period. For the purpose of this calculation, the death benefit used is this policy’s face amount as of the date of calculation.

All calculations will be based on the mortality table and interest rate used in our computations shown in Policy Schedule 1.

SP86

Proceeds Payable to The Beneficiary

We will pay the death benefit proceeds to the beneficiary upon your death. The proceeds may be paid in cash or under one or more income plans. See Choosing an Income Plan.

Death Benefit Proceeds

Death benefit proceeds are determined as follows:

(1)    We determine this policy’s death benefit, which is the larger of the face amount and the Variable Insurance Amount.

(2)    We subtract from (1) any policy debt.

(3)    We add to (2) any amounts due from riders.

We will subtract from (3) any overdue charges if you die during the grace period.

The values above will be those as of your date of death. The death benefit as of the date of death will never be less than that required to keep this policy qualified as life insurance under the Federal income tax laws.

How to Claim Death Benefit Proceeds

The beneficiary should contact our Service Center for instructions. We’ll usually pay the proceeds within 7 days after we receive proof of your death, and any other requirements. We may delay payment of all or part of the death benefit if we have not been able to determine this policy’s cash value as of the last policy processing date because:

•     the NYSE is closed for trading; or

•     the SEC determines that a state of emergency exists.

If a delay is necessary and death occurs prior to the end of the Guarantee Period or during a grace period, we may delay payment of any excess of the death benefit over the face amount. After the Guarantee Period and as long as this policy is not in the grace period, we may delay payment of the entire death benefit. We will add interest to the death benefit proceeds at an annual rate of at least 4% from the date of death to the date of payment. Interest added to death benefit proceeds will not be less than that required by any applicable law.

SP86

Choosing An Income Plan

The owner may choose one or more income plans for the payment of death benefit proceeds during your lifetime. If, at the time of your death, no plan has been chosen for paying death benefit proceeds, the beneficiary may choose a plan within one year. The owner may also elect an income plan on surrender of the policy for its net cash value. For each plan we’ll issue a separate written agreement putting the plan into effect.

Our approval is needed for any plan where:

•     the person named to receive payment is other than the owner or beneficiary; or

•     the person named is not a natural person, such as a corporation; or

•     any income payment would be less than $100.

The Income Plans	There are six income plans to choose from. They are:

Plan 1. Income for a Fixed Period

Payment is made in equal installments for a fixed number of years. We guarantee each monthly payment will be at least the amount shown in the following table. Values for annual, semi-annual or quarterly payments are available on request.

Table of Income for a Fixed Period

(Payments for Each $1,000 Applied)

Fixed Period of Years	Monthly Income	Fixed Period of Years	Monthly Income
1	$84.47	16	$6.53
2	42.86	17	6.23
3	28.99	18	5.96
4	22.06	19	5.73
5	17.91	20	5.51
6	15.14	21	5.32
7	13.16	22	5.15
8	11.68	23	4.99
9	10.53	24	4.84
10	9.61	25	4.71
11	8.86	26	4.59
12	8.24	27	4.47
13	7.71	28	4.37
14	7.26	29	4.27
15	6.87	30	4.18

Plan 2. Income for Life

Payment is made to the person named in equal monthly installments and guaranteed for at least a period certain. The period certain can be 10 or 20 years. Other periods certain are available on request. A refund certain may be chosen instead. Under this arrangement, income is guaranteed until payments equal the amount applied. If the person named lives beyond the guaranteed payments, payments continue until his or her death.

We guarantee each payment will be at least the amount shown in the following table. By age we mean the named person’s age on his or her birthday nearest the plan’s effective date. Amounts for ages not shown are available on request.

SP86

The Income Plans

(Continued)

Tables for Income for Life

(Monthly Payments for Each $1,000 Applied)

Payments to a Male
Age	10 Years Certain	20 Years Certain	Refund Certain
0-10	$3.24	$3.23	$3.22
15	3.32	3.31	3.30
20	3.41	3.40	3.39
25	3.52	3.51	3.50
30	3.66	3.64	3.63
35	3.84	3.81	3.79
40	4.07	4.00	3.99
45	4.36	4.23	4.24
50	4.71	4.50	4.54
55	5.14	4.79	4.92
60	5.68	5.10	5.39
65	6.35	5.38	6.01
70	7.17	5.60	6.83
75	8.07	5.72	7.94
80	8.93	5.75	9.48
85 & over	9.54	5.75	—

Payments to a Female
Age	10 Years Certain	20 Years Certain	Refund Certain
0-10	$3.17	$3.16	$3.15
15	3.23	3.22	3.21
20	3.30	3.29	3.28
25	3.39	3.38	3.37
30	3.50	3.49	3.48
35	3.64	3.62	3.61
40	3.81	3.78	3.77
45	4.04	3.99	3.98
50	4.33	4.23	4.24
55	4.70	4.53	4.57
60	5.17	4.87	4.99
65	5.80	5.22	5.55
70	6.63	5.51	6.32
75	7.64	5.68	7.39
80	8.64	5.74	8.85
85 & over	9.33	5.75	—

Plan 3. Interest Payment

Amounts can be left with us to earn interest at an annual rate of at least 3%. Interest payments can be made annually, semi-annually, quarterly or monthly.

Plan 4. Income of a Fixed Amount

Payments of an agreed fixed amount are made annually, semi-annually, quarterly or monthly. The fixed amount per year must be at least $60 for each $1,000 of the amount applied. The amount applied will earn interest at an annual rate of at least 3%. Payments will continue until the amount applied and interest are fully paid.

SP86

The Income Plans (Continued)

Plan 5. Joint Life Income

This plan is available if there are two persons named to receive payments. At least one of the persons named must be either the owner or beneficiary of this policy. Monthly payments are made as long as at least one of the named persons is living. We guarantee the payments will be at least the amount shown in the following table while both named persons are alive. When one dies, we guarantee to continue paying the other at least two-thirds of the amount shown. By age we mean the named person’s age on his or her birthday nearest the plan’s effective date. Amounts for two males, two females, or for ages not shown in the table below are available on request.

Table of Joint Life Income

(Monthly Payments for Each $1,000 Applied)

		Female Age
		55	60	65	70	75
	50	$4.55	$4.76	$4.99	$5.26	$5.56
	55	4.75	4.99	5.27	5.59	5.95
	60	4.96	5.25	5.59	5.98	6.42
Male Age	65	5.18	5.53	5.94	6.43	6.99
	70	5.43	5.84	6.33	6.94	7.66
	75	5.69	6.16	6.73	7.49	8.41

Plan 6. Annuity Plan

An amount can be used to buy any single premium annuity we offer on the plan’s effective date. However, the annuity can be bought at a rate 3% less than the rate new applicants pay. Annuities combine features of guaranteed income and payment similar to plans 2 and 5.

Payments When Named Person Dies

When the person named to receive payments dies, we will pay any amount still due as provided by the plan agreement. The amounts still due are determined as follows:

•     For plans 1, 2, or 4, any remaining guaranteed payments will be continued. Under plan 4, any unpaid proceeds with any accrued interest may be paid in a single sum. Under plans 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. The discount interest rate is 3% for plan 1 and 31/2% for plan 2. But we will use the interest rate we used to calculate the payment for plans 1 and 2, if they were not based on the table in this policy.

•     For plan 3, we’ll pay the amount left with us and any accrued interest.

•     For plan 5, no amounts are payable after both named persons have died.

•     For plan 6, the annuity agreement will state the amount due, if any.

SP86

Other Important Information

Limits on Our Contesting This Policy

We rely on the statements made in the applications. Legally, they are considered representations, not warranties. We can contest the validity of this policy if any material misstatements are made in the initial application, a copy of which is attached. We can also contest any amount of death benefit which would not be payable except for the fact that an additional payment was made if any material misstatements are made in any application required with the additional payment.

We won’t contest the validity of this policy after this policy has been in effect during your lifetime for two years from the date of issue. Nor will we contest any amount of death benefit attributable to an additional payment after it has been in effect during your lifetime for two years from the date of such payment.

If this policy is reinstated, this provision will be measured from the effective date of the reinstated policy.

When We Will Terminate This Policy

At any time before the end of the Guarantee Period, we will terminate this policy only if the policy debt exceeds the larger of the cash value and the tabular value. See Policy Loan provision. At any time after the end of the Guarantee Period, we will terminate this policy if the net cash value as of a policy processing date less the overdue charges as of such date is negative. We will not do this, however, until the end of the grace period.

Grace Period

The grace period will end 61 days after we mail a notice that we may terminate this policy because of insufficient cash value. To avoid termination, the owner must pay us at least the grace amount shown in Policy Schedule 1. This amount will be specified on the notice we send. If you die during the grace period, we will pay the beneficiary the death benefit proceeds in effect immediately prior to the grace period reduced by any overdue charges.

Reinstatement

If we have terminated this policy at the end of the grace period, the owner may reinstate it by making an additional payment while you are alive if:

•     The owner asks for reinstatement within three (3) years after the end of the grace period;

•     We receive satisfactory evidence of your insurability; and

•     The Guarantee Period after reinstatement is at least 5 years from the effective date of the reinstated policy.

The effective date of the reinstated policy will be the policy processing date on or next following the date we approve your reinstatement application.

Quarterly Report	We will send the owner a report four (4) times a policy year within 31 days after the end of each policy quarter. The report will show the death benefit, cash value, and policy debt as of the end of the policy quarter. The report will also show the allocation of the total investment base as of such date and the amounts deducted from or added to the total investment base since the last quarterly report. The report will also include any other information that may be currently required by the insurance supervisory official of the jurisdiction in which this policy is delivered.

SP86

Changing This Policy	This policy or any benefit riders may be changed to another plan of insurance according to our rules at the time of the change.

Policy Changes — Applicable Tax Law	For you and the owner to receive the tax treatment accorded to life insurance under Federal law, this policy must qualify initially and continue to qualify as life insurance under the Internal Revenue Code or successor law. Therefore, to assure this qualification, we have reserved in this policy the right to defer acceptance of or to return any additional payments that would cause the policy to fail to qualify as life insurance under applicable tax law as interpreted by us. Further, we reserve the right to make changes in this policy or its riders or to make distributions from the policy to the extent we deem it necessary to continue to qualify this policy as life insurance. Any such changes will apply uniformly to all policies that are affected. The owner will be given advance written notice of such changes.

Error in Age or Sex	If an age or sex as stated in the application is wrong, it could mean the face amount, Guarantee Period, or any other policy benefit is wrong. Therefore, amounts payable under this policy or its riders will be what the premium paid would have bought at the true age or sex.

Suicide

If you commit suicide within two years from the date of issue, while sane or insane, the death benefit will be limited to the amount of the single premium paid.

If you commit suicide, while sane or insane, within two years of any date we receive and accept an additional payment, any amount of death benefit which would not be payable except for the fact that the additional payment was made will be limited to the amount of the additional payment.

The death benefit we will pay will be reduced by any policy debt.

Claims of Creditors	The proceeds of this policy will be free from creditors’ claims to the extent allowed by law.

Non-Participating	This policy does not participate in the divisible surplus of Monarch.

Authority to Make Agreements

All agreements made by us must be signed by our president or a vice president and by our secretary or an assistant secretary. No other person, including an insurance agent or broker, can:

•     change any of this policy’s terms;

•     extend the time for paying premiums; or

•     make any agreement binding on us.

Changes in Policy Cost Factors	Changes in policy cost factors (expense charges, current mortality rates, net loan costs) will be by class and based upon changes in future expectations for such elements as: mortality, persistency, expenses and taxes. Any change in policy cost factors will be determined in accordance with procedures and standards on file, if required, with the insurance supervisory official of the jurisdiction in which this policy is delivered.

SP86

Required Note on Our Computations

Our computations of reserves, cash values, tabular values, net single premiums, and net single premium factors are based on interest at the rate shown in Policy Schedule 1. Our computations are based on the mortality table shown in Policy Schedule 1. When making our computations, we assume that death claims are paid immediately. Mortality and expense risks of Monarch shall not adversely affect the dollar amount of insurance benefits or cash values.

We have filed a detailed statement of our computations with the insurance supervisor of the state or jurisdiction where this policy is delivered. All policy values equal or exceed those required by the law of that state or jurisdiction. Any benefit provided by an attached rider will not increase these values unless stated in that rider.

We also use the mortality table shown in Policy Schedule 1 as the basis for our computations of the maximum mortality costs. Our computations reflect the insured’s attained age, sex and underwriting class.

SP86